Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2009 Q1 Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s web site under the Investor Centre/Financial Reports section at www.brookfield.com.
The 2009 Results conference call can be accessed via webcast on May 5, 2009 at 11 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial
1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at
1-800-319-6413 or 604-638-9010 (Password 2811).

BROOKFIELD ASSET MANAGEMENT ANNOUNCES 2009 FIRST QUARTER RESULTS

TORONTO, May 5, 2009 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; EURONEXT: BAMA) today announced its results for the quarter ended March 31, 2009.

For the three months ended March 31
US$ millions (except per share amounts)	2009	2008

Cash flow from operations	$273	$443
– per share	0.46	0.72
Net income	$93	$197
– per share	0.15	0.31

Operating Cash Flow

Cash flow from operations was $273 million ($0.46 per share) during the quarter. Last year’s comparable results were $443 million ($0.72 per share) which included a number of special items that gave rise to gains, which did not occur to the same extent this quarter. The company’s office property and renewable power operations were consistent with the same period in 2008, as the contractual nature of the cash flows largely mitigated the impact of the economic environment.

“The strength and stability of our renewable power and office property businesses are a major contributor to our operating results and asset values. This provides us a strong earnings base for the balance of 2009 and through 2010,” commented Bruce Flatt, Senior Managing Partner of Brookfield Asset Management.  “The high quality of our office property portfolio, which is 96% occupied, allows us to generate stable long-duration contracted rental income streams. In addition, we have contracted more than 75% of our expected renewable generation for the balance of 2009 and 2010.”

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Net Income

Net income for the first quarter of 2009 was $93 million ($0.15 per share) compared to $197 million ($0.31 per share) in for the same period in 2008. Similar to our operating cash flows, the 2008 results reflected the higher level of disposition gains, while the current period results reflect the impact of the current economic environment.

For the three months ended March 31
US$ millions (except per share amounts)	2009	2008

Net income	$93	$197
– per share	0.15	0.31

Basis of Presentation

This news release and accompanying financial statements make reference to cash flow from operations on a total and per share basis. Cash flow from operations is defined as net income excluding depreciation and amortization, interests of non-controlling shareholders, future income taxes and other items as described as such in the consolidated statements of income, and including dividends and disposition gains that are not otherwise included in net income. Brookfield uses cash flow from operations to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them. The company provides the components of cash flow from operations and a  reconciliation between cash flow from operations and net income with the supplemental information accompanying this news release. Cash flow from operations is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Dividend Declaration

The Board of Directors declared a dividend of US$0.13 per Class A Common Share, payable on

August 31, 2009, to shareholders of record as at the close of business on August 1, 2009. The Board also declared all of the regular monthly and quarterly dividends on its preferred shares.

Information on Brookfield Asset Management’s declared share dividends can be found on the company’s web site under Investor Centre/Stock and Dividend Information.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the quarter ended

March 31, 2009 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s web site.

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Brookfield Asset Management Inc., is a global asset management company focused on property, power and infrastructure assets, has approximately $80 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our web site at www.brookfield.com.

Please note that Brookfield’s audited annual and unaudited quarterly reports have been filed on Edgar and Sedar and can also be found in the investor section of our web site at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our web site at www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel.: (416) 956-5189
Fax.: (416) 363-2856
dcouture@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “stable”, “allows”, “contracted”, “expected”, “intend”, “provides”, derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the strength of our future earnings base for the balance of 2009 and 2010, our ability to generate stable long duration contracted rental income streams, our contracted renewable generation, our expected renewable generation for the balance of 2009 and 2010, procedures and assumptions that we intend to use in adopting International Financial Reporting Standards (“IFRS”) and date of our first IFRS reporting period. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied of such assets by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; tenant renewal rates, availability of new tenants to fill office property vacancies, tenant bankruptcies, adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; changes in accounting policies to be adopted under IFRS and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.

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CONSOLIDATED STATEMENTS OF CASH FLOW FROM OPERATIONS

(Unaudited) For the three months ended March 31	Consolidated		Net
US$ millions (except per share amounts)	2009	2008	2009	2008
Fees earned	$105	$114	$105	$114
Revenues less direct operating costs
Commercial properties	400	421	167	182
Power generation	239	251	131	148
Infrastructure	40	48	19	28
Development and other properties	23	64	15	29
Specialty funds	39	104	8	44
Investment and other income	169	318	127	221
	1,015	1,320	572	766
Expenses
Interest	415	527	72	78
Other operating costs	159	165	157	164
Current income taxes	11	17	—	2
Non-controlling interests	157	168	70	79
Cash flow from operations	$273	$443	$273	$443
Cash flow from operations per common share – diluted	$0.46	$0.72	$0.46	$0.72

Notes
Cash flow from operations is reconciled to net income before other items on page 6 of this news release as follows:

(Unaudited) For the three months ended March 31
US$ millions	2009	2008
Net income excluding other items (see page 6)	$273	$437
Dividends from equity accounted investments(1)	—	6
Cash flow from operations (per above)	$273	$443
(1)Included in “Investment and Other Income” in the Statements of Cash Flow from Operations

The consolidated statements of cash flow from operations above are prepared on a basis that is consistent with Management’s Discussion and Analysis of Financial Results (“MD&A”) and differ from the company’s consolidated financial statements presented in its 2008 Annual Report, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Asset Management’s results. Cash flow from operations is equal to net income excluding “other items” as presented in the consolidated statements of income on page 6 of this release and including dividends from investments as shown in the table above.

Net operating cash flow represents the combined operations of Brookfield Asset Management and Brookfield Properties Corporation (“Brookfield Properties”) and is net of carrying charges associated with related liabilities and cash flows attributable to related non-controlling interests. Refer to the company’s supplemental information or the MD&A contained in the 2008 Annual Report, both of which are available at www.brookfield.com.

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UNDERLYING VALUE AND NET INVESTED CAPITAL

(Unaudited)	Underlying Value
		Net Invested Capital
US$ millions	December 31, 2008	March 31, 2009	December 31, 2008
Assets
Operating platforms
Commercial properties	$ 7,798	$ 4,391	$ 4,575
Power generation	6,639	1,077	1,215
Infrastructure	974	843	761
Development and other properties	3,313	3,353	3,334
Specialty funds	903	895	870
Investments	701	707	704
Cash and financial assets	1,073	951	1,073
Other assets	2,650	2,569	2,551
	$ 24,051	$ 14,786	$ 15,083
Liabilities
Corporate borrowings	$ 2,284	$ 2,292	$ 2,284
Subsidiary borrowings	733	730	733
Capital securities	1,425	1,385	1,425
Other liabilities	3,267	2,371	2,654
	7,709	6,778	7,096
Capitalization
Co-investor interests in consolidated operations	3,541	2,162	2,206
Preferred equity	870	870	870
Common equity	11,931	4,976	4,911
	16,342	8,008	7,987
	$ 24,051	$ 14,786	$ 15,083

Net invested capital above includes the operations of the company and Brookfield Properties collectively, and is presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests

UNDERLYING VALUE OF COMMON EQUITY

As at December 31, 2008 (unaudited) US$ millions (except per share amounts)	Total	Per Share
Common equity – including future tax liability	$11,931	$20.62
Add back: future tax liability	2,220	3.70
Common equity – excluding future tax liability	$14,151	$24.32

This news release contains a preliminary analysis of the underlying value of the company and its common equity, based on the procedures and assumptions that we expect to follow in preparing our pro forma opening balance sheet for our adoption of International Financial Reporting Standards (“IFRS”). Accordingly, certain assets, such as appraisal surplus relating to inventories and intangible assets, such as the value of the company’s asset management business, have not been reflected. Please refer to our Supplemental Information under “Performance Review – Balance Sheet, Liquidity and Capitalization” which is available on the company’s web site for further information.

This information has been prepared using the standards and interpretations currently issued and expected to be effective at the end of our first annual IFRS reporting period, which we intend to be March 31, 2010. Consequently, in preparing this information, assumptions have been made about the accounting policies expected to be adopted. Certain accounting policies expected to be adopted under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified and as a result underlying values are subject to change. Furthermore, the underlying values have not been audited or subject to a review by the company’s auditor.

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CONSOLIDATED STATEMENTS OF INCOME

(Unaudited) For the three months ended March 31
US$ millions (except per share amounts)	2009	2008
Total revenues	$2,651	$3,210

Fees earned	$105	$114
Revenues less direct operating costs
Commercial properties	400	421
Power generation	239	251
Infrastructure	40	48
Development and other properties	23	64
Specialty funds	39	104
Investment and other income	169	312
	1,015	1,314
Expenses
Interest	415	527
Other operating costs	159	165
Current income taxes	11	17
Non-controlling interests	157	168
	273	437
Other items
Depreciation and amortization	(329)	(314)
Equity accounted losses from investments	—	(13)
Revaluation and other items	(3)	(63)
Future income taxes	2	18
Non-controlling interests in the foregoing items	150	132
Net income	$93	$197

Net income per common share
Diluted	$0.15	$0.31
Basic	$0.15	$0.32

Note
The consolidated statements of income are prepared on a basis consistent with the company’s financial statements presented in its interim report, which are prepared in accordance with Canadian GAAP.

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